(d)(16)(i)

Directed Services LLC

1475 Dunwoody Drive, West Chester, PA 19380

January 21, 2011

Directed Services LLC

1475 Dunwoody Drive

West Chester, PA 19380

Ladies and Gentlemen:

Directed Services LLC (“DSL”) and ING Investment Management Co. (“IIM”) are parties to an Interim Sub-Advisory Agreement dated on or about January 21, 2011, which will be replaced by a Permanent New Sub-Advisory Agreement dated on or about June 7, 2011 (together, the “Agreements”), subject to shareholder approval.  Under the Agreements, DSL has agreed to pay IIM an annual sub-advisory fee with respect to ING Global Bond Portfolio (formerly, ING Oppenheimer Global Strategic Income Portfolio, the “Portfolio”) that is reflected in the table below under the heading “Annual Sub-Adviser Fee.”

By execution of this letter, IIM hereby voluntarily waives a portion of the annual sub-advisory fee that it is entitled to receive for the period from on or about January 21, 2011 through May 1, 2012.  The amount of the sub-advisory fee waiver will be calculated in connection with the concurrent advisory fee waiver as indicated in the table below under the heading “Post-Waiver Annual Sub-Adviser Fee.”

Annual Sub-Adviser Fee	Post-Waiver Annual Sub-Adviser Fee
(as a percentage of average daily net assets)	(as a percentage of average daily net assets)

Gross Sub-Adviser Fee 0.225% on the first $4 billion in assets; 0.21375% on the next $1 billion in assets; 0.2025% on the next $1 billion in assets; 0.1935% thereafter.	Net Sub-Adviser Fee 0.18% on all assets

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Please indicate your agreement to this waiver by executing below in the place indicated.

Very sincerely,

/s/ Todd Modic
Todd Modic
Vice President
Directed Services LLC

Agreed and Accepted:

ING Investment Management Co.

By:	/s/ Kevin Andrew Simonoff

Name:	Kevin Andrew Simonoff

Title:	SVP, Head of Prod Management